                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     -------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the fiscal year ended      December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from            to

                         Commission file number 1-14443

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    GARTNER, INC. SAVINGS AND INVESTMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  GARTNER, INC.
                               56 TOP GALLANT ROAD
                             STAMFORD, CT 06902-7747

GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

                                                                             Page
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:
    Statements of net assets available for benefits as of December 31,
       2002 and 2001                                                           2
    Statement of changes in net assets available for benefits for the
       year ended December 31, 2002                                            3
Notes to the financial statements for the years ended December 31,
   2002 and 2001                                                             4 - 8

SUPPLEMENTAL  SCHEDULE:
    Schedule H, line 4i -Schedule of Assets Held (at End of Year)              9

Signatures                                                                     10

Exhibit Index                                                                  11

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Administrative Committee of the Gartner, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Gartner, Inc. Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in the net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ KPMG LLP
------------------------------
 May 23, 2003
 New York, New York

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                                    2002             2001
                                                                ------------     ------------
Assets:
     Investments:
        Investments in registered investment company shares     $128,483,722     $144,796,450
        Gartner, Inc. common stock                                 3,330,961        4,441,651
        Participant loans                                          3,049,848        2,799,179
                                                                ------------     ------------
           Total investments                                     134,864,531      152,037,280
                                                                ------------     ------------

     Receivables:
        Employer contributions                                     1,999,371        2,073,272
        Due from custodian for securities sold                        17,500           35,854
                                                                ------------     ------------
           Total receivables                                       2,016,871        2,109,126
                                                                ------------     ------------
           Total assets                                          136,881,402      154,146,406
                                                                ------------     ------------

     Liabilities:
     Accrued expenses                                                 32,270           50,107
     Refunds of excess contributions                                       -            5,068
                                                                ------------     ------------
           Total liabilities                                          32,270           55,175
                                                                ------------     ------------
           Net assets available for benefits                    $136,849,132     $154,091,231
                                                                ============     ============

See accompanying notes to the financial statements.

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2002

Additions:
     Investment income (loss):
        Net depreciation in fair value of investments        $ (30,899,903)
        Interest                                                   241,630
        Dividends                                                1,759,436
                                                             -------------
           Investment loss                                     (28,898,837)

     Contributions:
        Participants                                            18,279,637
        Employer                                                 9,512,230
                                                             -------------
           Total additions, net                                 (1,106,970)

Deductions:
     Benefits paid to participants                              16,044,588
     Administrative expenses                                        90,541
                                                             -------------
           Total deductions                                     16,135,129
                                                             -------------
           Decrease in net assets available for benefits       (17,242,099)

Net assets available for benefits:

     Beginning of year                                         154,091,231
                                                             -------------
     End of year                                             $ 136,849,132
                                                             =============

See accompanying notes to the financial statements.

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2002 and 2001

(1)    DESCRIPTION OF THE PLAN

       The following description of the Gartner, Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan provisions.

       (a)    GENERAL

              The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been amended and restated at various times in order to comply with regulatory guidance, most recently as of April 9, 2003 (see note 4).

              The Plan covers substantially all domestic full-time employees of Gartner, Inc. and its wholly owned subsidiaries (collectively the Company or Employer). Any employee who customarily works at least 20 hours per week (minimum of 1,000 hours per year) and is at least 18 years of age is eligible to participate in the Plan.

       (b)    ADMINISTRATION

              The Plan is administered by the Administrative Committee (the Plan Committee) which is appointed by the Company's Board of Directors. The Plan Committee is responsible for all administrative aspects of the Plan, including selection of trustees and investment managers, establishment of investment alternatives, determination of benefit eligibility and benefit calculations and interpretation of Plan provisions. The Plan Committee has appointed officers of the Company to act as trustees (the Trustees) to administer the Plan. Administrative expenses are to be paid by the Plan through the use of participant forfeitures. Any administrative expenses in excess of participant forfeitures will be paid by the Company. For the plan year ended December 31, 2002 all expenses were paid by the Plan.

       (c)    CONTRIBUTIONS

              Participating employees may make annual contributions to the Plan in percentages of not less than 1% or more than 60% of total annual compensation (50% pre-tax, 10% post-tax), as defined in the Plan agreement, subject to Internal Revenue Service (IRS) limitations. Participants who are eligible may make pre-tax Catch-Up Contributions effective January 1, 2002 subject to the IRS limitations.

              For 2002, the Plan requires the Company to match 100% of pre-tax participant contributions up to a maximum of 4% of a participant's total compensation, or $4,400, which is 40% of the IRS pre-tax contribution limitation for 2002.

              The Plan also provides for a profit sharing contribution comprised of the following elements:

              - Fixed amount - an amount equal to 1% of a participant's base compensation, subject to an IRS limitation.

              - Discretionary amount - an amount in excess of the fixed amount solely at the discretion of the Company's Board of Directors based on the financial results of the Company.

              Fixed profit sharing contributions of $1,999,371 and $2,073,272 for the years ended December 31, 2002 and 2001, respectively, have been presented as employer contributions receivable in the Plan financial statements as of December 31, 2002 and 2001, respectively. There were no discretionary contributions made to the Plan for the Plan years ended December 31, 2002 and 2001.

              A participant may make "after tax" contributions of up to 10% of the participants compensation, subject to a maximum of $20,000 per year in 2002.

       (d)    PARTICIPANTS ACCOUNTS

              Separate accounts are maintained for each participant of the Plan through the Fidelity Management Trust Company (Fidelity). The participants' accounts are adjusted to reflect contributions and investment earnings such as interest, dividends, and realized and unrealized investment gains and losses.

              At December 31, 2002 and 2001, forfeited nonvested accounts totaled $38,575 and $64,642, respectively. These accounts will be used to pay Plan expenses and reduce future employer contributions. Also, in 2002, employer contributions were reduced by $100,000 and plan expenses of $81,334 were paid from forfeited nonvested accounts.

       (e)    INVESTMENTS

              Participants may elect to invest in a variety of specialized investment funds and may make transfers among investment funds at their discretion in whole percentages. The Company's Board of Directors has authorized Fidelity to execute transactions upon direction from the participant within the framework of the trust instrument.

       (f)    VESTING

              Participants are immediately vested in their own contributions and in the Employer's matching contributions. Participants vest in the profit sharing contributions ratably over a five-year period based on date of hire. The date of hire for the employees of acquired companies continues to be their historical date of hire by the acquired company for vesting purposes.

       (g)    LOANS TO PARTICIPANTS

              Loans to participants are permitted, with the Trustees' consent, in accordance with the limits provided by the Internal Revenue Code. Loans bear interest at a rate equal to prime plus 1% which ranged between 5.25% and 6.0% for loans made during the year ended December 31, 2002, and 5.75% and 10.5% for loans made during the year ended December 31, 2001. Participants receiving loans from the Plan must execute an interest bearing promissory note in the amount of the loan. The terms of the promissory note require that all participants repay their loans based upon a fixed repayment schedule not to exceed a five-year period, except in the case of a primary residence loan for which the repayment period is extended to 15 years. Participant loans are subject to a $1,000 minimum amount and limited to 50% of a Participant's vested account balance, not to exceed $50,000.

       (h)    PAYMENT OF BENEFITS

              Benefits are paid upon retirement (on or after age 55), death or termination of employment, and may also be distributed prior to termination of employment upon reaching age 59-1/2 or because of financial hardship. Participants' benefits are paid in a lump sum equal to the vested value of the Participant's account at the time of payment. With respect to accounts from the former Pension Plan that was merged into this Plan in 1993, an annuity (joint and 50% survivor for married Participants and single life for unmarried Participants) is the standard form of payment. With respect to such Pension Plan accounts, Participants may elect a lump sum payment instead of the annuity, with spousal consent as applicable.

       (i)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company reserves the right to fully or partially terminate the Plan at any time by action of the Board of Directors or its designee. In such an event, all participants will become fully vested in their account balance as of the date of full or partial termination.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements have been prepared using the accrual basis of accounting.

       (b)    VALUATION OF INVESTMENTS

              The Plan's investments are valued at fair value based upon market prices quoted on national stock exchanges for the respective funds. Shares of registered company investments are valued at the net asset value of shares held by the Plan at year end.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (d)    RISKS AND UNCERTAINTIES

              The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

       (e)    INVESTMENT TRANSACTIONS AND RELATED INCOME

              Purchases and sales of interests in the investment funds, along with realized gains and losses, are accounted for on the trade date.

              Dividends represent the Plan's share in dividend income of the investment funds in which the Plan participates. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)    INVESTMENTS

       Substantially all of the Plan's assets are invested in mutual funds and a commingled investment fund managed by Fidelity. A brief description of the funds and investments is as follows:

       (a)    GARTNER, INC. STOCK FUND

              The assets of this fund are substantially invested in Gartner, Inc. Class A Common Stock. This Fund also maintains interest-bearing cash, $153,024 and $220,674 at December 31, 2002 and 2001, respectively, to meet liquidity needs from participant withdrawals or transfers.

       (b)    FIDELITY RETIREMENT MONEY MARKET FUND

              Investments are held in a diversified portfolio of domestic and international short term fixed income securities such as corporate commercial paper, certificates of deposit, Treasury notes and bills and bankers acceptances.

       (c)    OTHER FUNDS

              The Magellan, Growth Company, OTC Portfolio and Overseas Funds invest in debt and equity securities of companies of varying sizes with above average growth potential to achieve long-term capital appreciation. The US Equity Index Fund seeks to match the total return of the Standard & Poor 500 Index. The Puritan, Equity Income and Intermediate Bond Funds seek current income and capital preservation as well as the potential for capital appreciation by investing in a diversified portfolio of common and preferred stocks and bonds. The Fidelity Freedom Funds are asset allocation funds that invest in other Fidelity mutual funds; there are five funds that are managed to specific target retirement dates - 2000, 2010, 2020, 2030, and 2040 and a sixth fund, the Fidelity Freedom Income Fund, for those actively seeking high current income. The Fidelity Select Portfolios are mutual funds that invest in specific sectors or industries. Investors are able to obtain targeted diversification with industry specific mutual funds and an opportunity to invest in industries with high growth potential.

              The market value of investments exceeding 5% of Plan assets as of December 31, 2002 and 2001 are summarized as follows:

                                                     2002            2001
                                                  -----------     -----------
Investments at fair value was determined by
  quoted market prices:
    Fidelity Retirement Money Market Fund         $18,275,416      17,006,407
    Fidelity Magellan Fund                         25,638,106      33,392,044
    Fidelity Growth Company Fund                   21,968,947      33,063,696
    Fidelity Puritan Fund                          11,589,344      12,629,037
    Fidelity Equity Income Fund                    14,288,436      17,078,303
    Fidelity OTC Portfolio Fund                     7,599,065       9,403,824
    Fidelity Intermediate Bond Fund                 9,088,626       5,277,503

              During 2002 the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $30,899,903 as follows:

Registered investment company shares     $(30,075,204)
Gartner, Inc. common stock                   (824,699)
                                         ------------
                                         $(30,899,903)
                                         ============

(4)    PLAN TAX STATUS

       On February 28, 2002, the plan requested a favorable determination letter as to the continuing qualification of the Plan under IRC Section 401(a). This request included a request for review of the provisions required by the Uruguay Round Agreements Act (GATT), the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as GUST). The Internal Revenue Service has determined and informed the Company by letter dated April 7, 2003, that the Plan and related trust, including the proposed amendments, which were subsequently adopted by the Plan on April 9, 2003, are designed in accordance with the applicable sections of the Internal Revenue Code (Code). Gartner, Inc. believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Company, an affiliate of Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Another investment is an investment fund comprised primarily of shares of common stock issued by Gartner, Inc. Gartner, Inc. is the Plan sponsor as defined by the Plan.

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

         Schedule H, Line 4i - Schedule of Assets Held (at End of Year)
                                December 31, 2002

                                DESCRIPTION                                  SHARES       CURRENT VALUE
   -----------------------------------------------------------------       ----------     -------------
*  FMTC Institutional Cash Portfolio                                          202,717     $    202,717
*  Fidelity Retirement Money Market Fund                                   18,275,416       18,275,416
*  Fidelity Magellan Fund                                                     324,697       25,638,106
*  Fidelity Growth Company Fund                                               620,241       21,968,947
*  Fidelity Puritan Fund                                                      733,967       11,589,344
*  Fidelity Equity Income Fund                                                360,182       14,288,436
*  Fidelity Intermediate Bond Fund                                            847,029        9,088,626
*  Fidelity Overseas Fund                                                     219,842        4,836,513
*  Fidelity OTC Fund                                                          317,820        7,599,065
*  Spartan U.S. Equity Index Fund                                             168,072        5,235,433
*  Fidelity Freedom Income Fund                                                30,021          318,225
*  Fidelity Freedom 2000 Fund                                                 305,466        3,363,181
*  Fidelity Freedom 2010 Fund                                                 105,493        1,206,837
*  Fidelity Freedom 2020 Fund                                                 187,572        1,995,762
*  Fidelity Freedom 2030 Fund                                                 137,998        1,413,100
*  Fidelity Freedom 2040 Fund                                                  22,000          128,918
*  Fidelity Select Health Care                                                  4,030          410,999
*  Fidelity Select Technology                                                   6,679          251,805
*  Fidelity Utilities Growth                                                    1,443           38,097
*  Fidelity Financial Services                                                  4,106          364,551
*  Fidelity Select Natural Resources                                            6,311           69,804
*  Fidelity Select Cyclical Industries                                         11,108          132,297
*  Fidelity Select Consumer Industries                                          3,503           67,543
*  Loans to Plan participants (234 loans with interest rates ranging
     from 5.25% to 11%)                                                             -        3,049,848
** Gartner, Inc. Class A Common Stock                                         362,061        3,330,961
                                                                                          ------------
                                                                                          $134,864,531
                                                                                          ============

 * Party-in-interest - affiliate of Plan Trustee
** Party-in-interest - Sponsor of the Plan

See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Gartner, Inc. Savings and Investment Plan

Date: June 27, 2003            By:     / s / Maureen E. O'Connell
                                  ------------------------------------------

                               Name:   Maureen E. O' Connell
                               Title: Administrative Committee Chairman
                                      Executive Vice President,
                                      Chief Financial and Administrative Officer
                                      Gartner, Inc.

                                  EXHIBIT INDEX

Exhibit Number                        Description of Exhibits
--------------                        -----------------------
     23*           Independent Auditors' Consent, KPMG LLP.

     99*           Certification Pursuant to section 906 of the Sarbanes-Oxley
                   Act of 2002 (18 U.S.C Section 1350)

-------------
* Filed herewith.